Mail Stop 3720

October 2, 2007

<u>Via U.S. Mail</u>

Mr. Gustavo Gomez
President
Teleconnect, Inc.
Centro Comercial Camojan Corner
1 (a) plta
Camino de Camojan,
Urb. Sierra Blanca
29603 Marbella
Malaga, Spain

> **Re: Teleconnect, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 27, 2007**
> **File No. 000-30661**

Dear Mr. Gomez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1.   Refer to the second paragraph. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of

each such adverse opinion, disclaimer of opinion, modification or qualification. Your
Form 8-K currently only covers your accountant's report as of and for the year ended
September 30, 2006. Please revise your Form 8-K to cover each of the reports for the
past two fiscal years.

2.	You currently disclose that there have been no disagreements with your former
accountant, in connection with prior audits, for each of the two most recent fiscal years
ended September 30, 2006. Please amend your filing to state, if true, that there have been
no disagreements with your former accountant during these two most recent fiscal years
through the interim period from the date of the last audited financial statements to
September 24, 2007, the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-B.

3.	We note the accompanied filed Exhibit 16 letter from your former accountants. In this
regard, we note no disclosure in the letter to state whether they agree or disagree with
your statements filed within the Form 8-K. Please obtain and file an updated Exhibit 16
letter from the former accountants stating whether they agrees with the statements made
in your revised Form 8-K.

*   *   *   *

As appropriate, please amend your filing and respond to the comment, via EDGAR,
within five business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a cover
letter with your amendment that keys your response to our comment and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   If you have any questions, please call Andrew Mew, Senior Staff Accountant at (202) 551-3377.

           Sincerely,

           Robert S. Littlepage, Jr.
           Accounting Branch Chief